SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3/A

RULE 13E-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 2)

MERISEL, INC.

(Name of Issuer)

 Merisel, Inc.

Merisel Saints Newco, Inc.

Saints Capital Granite, LLC

Saints Capital Granite, L.P.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

589849108

(CUSIP Number of Class of Securities)

Thomas D. Twedt Dow Lohnes PLLC 1200 New Hampshire Avenue, NW Suite 800 Washington, DC 20036-6802 (202) 776-2941 Phone (202) 776-4941 Fax	David A. Pentlow Edward B. Stevenson Herrick, Feinstein LLP 2 Park Avenue New York, NY 10016 (212) 592-1481 Phone (212) 545-5065 Fax

Terry A. Tevis

Merisel, Inc.

132 W. 31st Street, 8th Floor

New York, NY 10001

212-594-4800 Phone

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☑	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$376,513.28	$51.36

*

The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended. The calculation assumes the purchase of all outstanding shares of common stock of the Issuer (other than the 22,500,000 outstanding shares of common stock held by Saints Capital Granite, L.P.) at a purchase price of $0.17 in cash per share. The shares held by Saints Capital Granite, L.P. do not include 25,000,000 shares of common stock issuable upon the conversion of convertible notes held by Saints Capital Granite, L.P., which shares are deemed to be beneficially owned by the Filing Persons. There were 2,214,784 shares of common stock of the Issuer outstanding that were not owned by the Filings Persons as of June 21, 2013.

☒

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule, and the date of its filing. Previously paid with the Schedule 13E-3 Transaction Statement (File No. 005-40042) filed by Merisel Saints Newco, Inc., Saints Capital Granite, L.P. and Saints Capital Granite, LLC on June 21, 2013.

Amount Previously Paid: N/A

Form or Registration No.: N/A

Filing Party: N/A

Date Filed: N/A

NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13E-3 (“Amendment No. 2”) is being filed by Merisel, Inc., a Delaware corporation (“MSEL”), Merisel Saints Newco, Inc., a Delaware corporation (“New Merisel”), Saints Capital Granite, L.P. (“Saints”); and Saints Capital Granite, LLC (“Saints GP”) (together with MSEL, New Merisel and Saints, the “Filing Persons”) to amend and supplement the information in the Transaction Statement on Schedule 13E-3 filed by the Filing Persons on June 27, 2011 (as amended by Amendment No. 1 to Schedule 13E-3 filed on June 26, 2013, the “Schedule 13E-3”) in connection with the short-form merger of New Merisel with MSEL, pursuant to Section 253 of the Delaware General Corporation Law (“DGCL”). Capitalized terms used in this Amendment No. 2 and not defined have the meaning given such terms in the Schedule 13E-3. All information set forth in this Amendment No. 2 and filed as exhibits to this Amendment No. 2 should be read in conjunction with the information contained in or filed as exhibits with the Schedule 13E-3.

TRANSACTION STATEMENT

Item 1. Summary Term Sheet

The third paragraph under “Summary Term Sheet—Purposes of the Merger” on page 1 of the Schedule 13E-3 is replaced in its entirety with the following:

“Saints retains the right to not proceed with the merger at any time. More specifically, Saints may not proceed with the merger in the event of changes in the national or world economy or financial markets as a whole or changes in general economic conditions that affect the industries in which MSEL conducts its business, if such changes or conditions adversely affect MSEL, taken as a whole, in a materially disproportionate manner relative to other similarly situated participants in the industries or markets in which MSEL operates.  Saints may also be unwilling to proceed with the transaction if there is a significant delay in closing the short-form merger or if there is a substantial increase in the costs associated with the transaction, whether as a result of litigation or otherwise, if Saints determines such delay or increased costs render the transaction undesirable from a financial, investment performance or economic perspective.”

Item 8. Fairness of the Transaction

The disclosure in “Fairness of the Merger—Factors Considered in Determining Fairness—Current market prices and current market price trend” on page 13 of the Schedule 13E-3 is supplemented with the following:

“The price quoted for MSEL common stock from June 18, 2013 to June 21, 2013 (the date the Schedule 13E-3 was initially filed) was $0.26 per share.”

The disclosure in “Fairness of the Merger—Factors Considered in Determining Fairness—Other offers” on page 14 of the Schedule 13E-3 is supplemented with the following:

“In November 2011 Saints offered a price of $1.35 per share for the Shares it did not own, which offer was withdrawn in February 2012. The Filing Persons did not consider this price as they believe MSEL’s value has materially diminished since then, as reflected in its negative stockholders’ equity, net losses and cash used in operations for the year ended December 31, 2012 and three months ended March 31, 2013. Also, as disclosed in MSEL’s Form 10-K for the year ended December 31, 2012, MSEL lost two sales representatives in 2012 who accounted for $6.0 million in sales for 2011 and sales to such representatives’ customers in 2012 were down by 80.2% from 2011. Also as previously disclosed, Hurricane Sandy left more than three feet of water in MSEL’s New Jersey production facility and, while work was farmed out to other facilities so no deliveries were missed, the costs and management diversion caused by Hurricane Sandy were substantial. In addition, very significant dilution has resulted from the issuance and sale of the Convertible Notes, which, in turn, has materially decreased per share value of the MSEL common stock.”

Item 9. Reports, Opinions, Appraisals and Negotiations

The third paragraph under “Reports, Opinions, Appraisals, and Negotiations—Preparer and Summary of the Report, Opinion or Appraisal,” beginning on page 16 of the Schedule 13E-3, is supplemented with the following:

“The balance sheet items that were updated by the Special Committee consisted of accrued interest for the Convertible Notes and accrued dividends for the Series A Redeemable Preferred Stock.  The Special Committee had previously used accrued interest and dividends as of March 31, 2013 for the purpose of calculating equity value per share.  The update included accruals through May 31, 2013. The additional accrued interest and dividends increased net debt and by extension reduced the equity value and equity value per share.”

The disclosure under “Certain Financial Projections” on page 21 of the Schedule 13E-3 is replaced in its entirety with the following:

“MSEL’s management does not, as a matter of course, make available to the public future financial projections. However, MSEL’s management provided financial projections for the fiscal year ending December 31, 2013 through the fiscal year ending December 31, 2018 to the Valuation Services Firm. Certain of these financial projections are summarized on page 5 of the supplemental information to the valuation letter summarizing the company valuation performed by the Valuation Services Firm, which is filed as part of Exhibit (c)(1) to this Schedule 13E-3, and certain of these projections are included in their entirety as part of such Exhibit (c)(1). These projections were prepared during the second quarter of 2013 and were based on MSEL management’s projection of MSEL’s future financial performance as of the dates provided, were prepared for internal use by MSEL and to assist the Valuation Services Firm with its company valuation, and were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the American Institute of Certified Public Accountants regarding forward-looking information or U.S. generally accepted accounting principles. These financial projections are filed as Exhibit (c)(2) to Amendment No. 2.

The financial projections are not a guarantee of performance. The projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market, and financial conditions, as well as other factors and matters specific to MSEL’s business, many of which are beyond MSEL’s control, which are summarized below. Since the projections cover multiple years, such information by its nature becomes less certain with each successive year.  In addition, the projections do not take into account any circumstances or events occurring after the date that they were prepared and, accordingly, do not give effect to the merger or any changes to MSEL’s operations or strategy that may be implemented or that were not anticipated after the time the projections were prepared. As a result, there can be no assurance that the projections will be realized, and actual results may be materially different than those contained in the projections. Neither MSEL’s independent registered public accounting firm nor any other independent accountants have complied with, examined or performed any procedures with respect to these financial projections, nor have they expressed any opinion or given any form of assurance on the financial projections or their achievability. The inclusion of the projections in this Schedule 13E-3 is not intended to induce any MSEL stockholder to elect not to seek appraisal for his or her Shares.

The following is a summary of the assumptions and limitations underlying the projections:

Revenue

While MSEL has established supply relationships with customers in the retail, cosmetics and sports marketing industries, among others, industry practice is to operate without long term contracts. Further, the industry in which MSEL operates is marked by intense price and service competition. As such, year over year changes in revenues are driven in part by (i) macroeconomic conditions, (ii) changes in customers’ advertising budgets, as well as (iii) the ability to capture and maintain share of customer spend for digital printing and graphic arts services. Over the past five years, MSEL has experienced a negative trend in revenues due in part to weak macroeconomic conditions, reduction in advertising budgets as well as the loss of certain customer business due to the departure of certain key sales people. MSEL believes it has stabilized its operations and intends to seek to recruit sales talent from the industry during the projection period to add new customers as well as increase penetration of existing accounts.

Some of the key assumptions of the projections include:

1.     Revenue from MSEL’s largest customer is projected to grow at 5.0% per year from 2013 through 2017. Certain one-time projects in 2013 have been excluded from the projection given the limited history of such activity and difficulty in forecasting repeat one-time activity.

2.     Revenue growth from other customers is forecasted to grow at 3.0% annually in 2014 and 2015, and 2.5% annually in 2016 and 2017.

Costs of Goods Sold

MSEL is in the process of introducing new manufacturing techniques which are expected to improve productivity in the projection period in an attempt to maintain stable gross margins in spite of expected continued industry pricing pressure.

Some of the specific cost of goods sold assumptions underlying the projections include:

1.     Raw material costs are expected to rise slightly during the projection period from 18.6% of revenues to 19.5% of revenues reflecting, in part, the inability to pass on 100% of materials inflation to the customers;

2.     Non salaries and benefits cost components increase between 1.0% to 1.5% per year; and

3.     Production related salaries and benefits increase by 3.0% per year.

Selling, General and Administrative (“SG&A”) Expenses

In response to declining revenues in 2011 and 2012, MSEL introduced a number of SG&A cost cutting measures beginning in the second half of 2012, including approximately $2.2 million in annual variable and fixed labor cost reductions. While these cost cuts are assumed to remain in place during the projection-period, MSEL projects that it will need to support annual cost of living labor increases.

The key assumptions in SG&A are outlined below:

1. Non-production salaries and benefits in 2013 are 7.0% lower than the prior year due to certain restructuring that took place in 2012 and 2013 (year to date).

2.     Non-production salaries and benefits are assumed to increase by 5.0% in 2014 and 3.0% in years 2015 through 2017.

Capital Expenditure

Inherent in the commercial printing and digital graphics industry is the need to regularly invest in capital equipment to reflect the adoption of new technologies as well as the replacement of depreciated property, plant and equipment. In addition, certain capital expenditures are required to address the needs of key strategic accounts. While MSEL’s 2012 and 2013 (year to date) capital expenditures reflected significant rebuilding due to the major damages caused by Hurricane Sandy, during the projection period, MSEL assumes annual capital expenditures will approximate annual depreciation, subject to certain one-time requirements in 2014 through 2015 for its California operations.

	2012	2013	2014	2015	2016	2017
Cash Capex		1,067,069	1,400,000	1,300,000	1,300,000	1,450,000
Leased Capex		1,287,551	800,000	1,000,000	1,000,000	1,000,000
PPE Net (Balance Sheet)	7,181,783	7,364,675	7,270,787	7,261,688	7,225,129	7,223,988

Interest Expense

For the projection period, debt interest under MSEL’s revolving credit facility pursuant to the PNC Agreement (the “Revolver”) and capital lease payments are assumed to be paid in cash. MSEL forecasts that both the cash interest on the Convertible Notes and the dividends on the Series A Redeemable Preferred will be accrued and not paid in cash. Furthermore, MSEL assumes that the Revolver, the Convertible Notes and the Series A Redeemable Preferred will remain outstanding during the projection period.

Other Expenses

Other expenses included in the projection period consist of legal costs related to certain commercial disputes, amortization of financing fees and other ordinary course business activities.

Working Capital

Net working capital (excluding cash, revolver debt and capital leases) are projected as a percentage of revenue to range from 11.5% to 12.0% during the projection period.

Upside Case

Management prepared an upside five year case, which reflected higher revenue growth and profit margins during the projection period.

Management’s projections in the Upside Case assume the following:

●	Revenue Growth of 3.3% in 2013, 0.7% in 2014, and between 5.0% to 5.1% in 2015 through 2017.
●	Gross Margin increases to 41.2% in 2013 from 34.8% in 2012. In 2014, gross margin declines to 40.4% but increases each year after to 42.0% by 2017.
●	SG&A as a percentage of revenue decreases to 39.9% in 2013 from 41.8% in 2012. Between 2014 and 2017, SG&A gradually decreases to 36.0% by 2017.
●

EBITDA in 2013 increases to $3.6 million from ($1.0) million in 2012, resulting in a margin of 6.0%. In 2014, EBITDA increases to $3.5 million, resulting in a 5.7% margin. In 2015-2017, EBITDA is $4.7, $5.8, and $7.0 million, respectively, with EBITDA margins growing each year to 10.0% in 2017.

●	Capital expenditures in 2013 are approximately $2.4 million and from 2014 through 2017 are between $2.2 and $2.5 million and are roughly equal to the level of depreciation.

A more detailed presentation of the Upside Case is included as part of Exhibit (c)(2) to Amendment No. 2.”

Item 16.  Exhibits

Exhibit
Number	Description

(a)(1)	Letter from Saints to the Stockholders of MSEL.*

(a)(2)	Form of Notice of Merger and Appraisal Rights.*

(a)(3)	Supplemental Letter from Saints to the Stockholders of MSEL.

(b)	None.

(c)(1)	Valuation Letter summarizing the company valuation performed by the Valuation Services Firm and Supplemental Information to the Valuation Letter.*

(c)(2)	MSEL Financial Projections.

(d)	None.

(e)	None.

(f)	Delaware General Corporation Law Section 262 — Appraisal Rights.*

(g)	None.

(h)	None.

* = Previously filed with the Schedule 13E-3.

SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 2 to Schedule 13E-3 is true, complete and correct.

Dated: July 9, 2013

MERISEL, INC.,
a Delaware corporation

By:	/s/ Terry A. Tevis
Name:	Terry A. Tevis
Title:	Chief Executive Officer and President

MERISEL SAINTS NEWCO, INC.,
a Delaware corporation

By:	/s/ Kenneth B. Sawyer
Name:	Kenneth B. Sawyer
Title:	President

SAINTS CAPITAL GRANITE, L.P.

By:	SAINTS CAPITAL GRANITE, LLC,
a Delaware limited liability company, its general partner

By:	/s/ Kenneth B. Sawyer
Name:	Kenneth B. Sawyer
Title:	Managing Member

SAINTS CAPITAL GRANITE, LLC,
a Delaware limited liability company

By:	/s/ Kenneth B. Sawyer
Name:	Kenneth B. Sawyer
Title:	Managing Member

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF THE FILING PERSONS

The name, business address, position with entity, present principal occupation or employment, and five-year employment history and citizenship of the directors and executive officers of the relevant company, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupation is conducted, are set forth below.

The business addresses of New Merisel, Saints and Saints GP are set out under “Item 3 - Identity and Background of Filing Persons” on page 24 of this Schedule 13E-3.

Merisel Saints Newco, Inc. (“New Merisel”)

Name And Address*	Position with New Merisel	Principal Occupation or Employment, Five-Year Employment History and Citizenship
Kenneth B. Sawyer	President and Sole Director

Mr. Sawyer is a co-founder and serves as manager or managing director of various entities of Saints Capital, including Saints GP and Saints.  Saints Capital is a venture capital and private equity firm founded in 2000 that operates through its affiliated limited partnerships and management entities to provide liquidity for investors and founders of primarily private companies. Mr. Sawyer is a U.S. citizen.

Ghia Griarte	Secretary	Ms. Griarte is a managing director at Saints Capital and has been since 2003. Ms. Griarte is a U.S. citizen.

Robert Keppler	Treasurer	Mr. Keppler is the chief financial officer at Saints Capital and has been since 2007. Mr. Keppler is a U.S. citizen.

* The business address for each of Mr. Sawyer, Ms. Griarte and Mr. Keppler is 475 Sansome Street, Suite 1850, San Francisco, California 94111.

 I-1

Neither New Merisel nor any director or executive officer of New Merisel beneficially owns any Shares (or rights to acquire Shares), except to the extent any such person may be deemed to beneficially own Shares, including Shares issuable upon conversion of the Convertible Notes, held by Saints.

Saints Capital Granite, L.P. (“Saints”)

 Saints does not have any employees. Saints GP is the sole general partner of Saints, and all actions of Saints are authorized and directed by Saints GP. The business address of Saints is 475 Sansome Street, Suite 1850, San Francisco, California 94111.

Saints holds 22,500,000 Shares and is deemed the beneficial owner of an additional approximately 25,000,000 Shares issuable upon conversion of the Convertible Notes.

Saints Capital Granite, LLC (“Saints GP”)

Name And Address*	Position with Saints GP	Principal Occupation or Employment, Five-Year Employment History and Citizenship
Kenneth B. Sawyer	Managing Member	Mr. Sawyer co-founded Saints Capital in 2000 and serves as manager or managing director of various entities of Saints Capital, including Saints GP and Saints. Mr. Sawyer is a U.S. citizen.

David P. Quinlivan	Managing Member

Mr. Quinlivan is a co-founder and serves as manager or managing director of various entities of Saints Capital, including Saints GP and Saints. Saints Capital is a venture capital and private equity firm founded in 2000 that operates through its affiliated limited partnerships and management entities to provide liquidity for investors and founders of primarily private companies. Mr. Quinlivan is a U.S. citizen.

Scott Halsted	Managing Member	Mr. Halsted is a managing director at Saints Capital and has been since June of 2008. Mr. Halsted is a U.S. citizen.

* The business address for each of Mr. Sawyer, Mr. Quinlivan and Mr. Halsted is 475 Sansome Street, Suite 1850, San Francisco, California 94111.

 I-2

Neither Saints GP nor any managing member or executive officer of Saints GP beneficially owns any Shares (or rights to acquire Shares), except to the extent any such person may be deemed to beneficially own Shares, including Shares issuable upon conversion of the Convertible Notes, held by Saints.

ADDITIONAL INFORMATION

No person for whom information is provided in Schedule I was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar demeanors) or was party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

 I-3